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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                            EMPIRE OF CAROLINA, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                    292007101
                                 (CUSIP Number)

                              Morris C. Brown, Esq.
                             Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7928

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 12, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13-d-1(e), 240.13d-1(f) or 24013.d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

Schedule 13D/A                                                       Page 2 of 5
CUSIP NO: 292007101

----------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Charles Holmes

----------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)      [ ]
          (b)      [ ]
----------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS (See Instructions)                PF

----------------------------------------------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):  [ ]

----------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION              United States Citizen

----------------------------------------------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
NUMBER OF                    5,509,008
SHARES               -------------------------------------------------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
OWNED BY                     0
EACH                 -------------------------------------------------------------------------------------------------
REPORTING            9       SOLE DISPOSITIVE POWER
PERSON                       5,509,008
WITH                 -------------------------------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             0
----------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,509,008

----------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [ ]

----------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.6%

----------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (See Instructions)              IN

----------------------------------------------------------------------------------------------------------------------





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

Schedule 13D/A                                                       Page 3 of 5
CUSIP NO: 292007101



     This Amendment No. 4 amends the statement on Schedule 13D filed July, 2 1997 by Charles S. Holmes, as amended by Amendment No. 1 filed on October 30, 1997, Amendment No. 2 filed on January 9, 1998 and Amendment No. 3 filed on February 18, 1998. The purpose of this Amendment is to report Mr. Holmes' acquisition in two private transactions of an aggregate of 1,204,600 shares in which he previously held indirect beneficial ownership.

ITEM 1:  SECURITY AND ISSUER:

         1(a)     Common Stock, $.10 per share par value

         1(b) Empire of Carolina, Inc., 4731 West Atlantic Boulevard Suite B1, Delray Beach, Fl 33445

ITEM 2:  IDENTITY AND BACKGROUND:

         2(a)-(c) Charles Holmes is a member of Issuer's Board of Directors.
                  Mr. Holmes' address is c/o Asset Management Associates of New York, Inc., P.O. Box 250, Rutherford, New Jersey 07070.

         2(d)-(e) None

         2(f)     United States Citizen

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Reporting Person acquired the common stock in private and open market purchases through use of personal funds.

ITEM 4:  PURPOSE OF TRANSACTION

                  Reporting Person acquired the shares as part of his personal investment plan. He has not plans, at the present time, to acquire additional shares of the Issuer's securities.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         5(a) According to Issuer's most recent 10-Q, it had 21,577,839 shares of Common Stock outstanding as of June 30, 2000. As of October 31, 2000, Reporting Person directly owned 1,575,256 shares of unregistered common stock of Issuer in addition to 3,933,752 shares of common stock issuable upon the conversion of 145,000 shares of Series A Preferred Stock and 2,773,752 warrants owned directly by him. As of October 31, 2000, Reporting Person owned, directly and indirectly, 21.6% of Issuer's outstanding common stock.

         5(b) Reporting Person has sole voting and dispositive power of 1,575,256 shares directly owned by him in additional to 3,933,752 shares of common stock issuable upon the conversion of 145,000 shares of Series A Preferred Stock and 2,773,752 warrants owned directly by him.

Schedule 13D/A                                                       Page 4 of 5
CUSIP NO: 292007101

         5(c) During October 2000, Reporting Person acquired direct ownership in private transactions of 1,204,600 shares of Issuer's common stock. Of these 1,204,600 shares, 175,000 were purchased from a custodial account for the benefit of Carrie Catherine Holmes and 1,029,600 were purchased from Diane Holmes. The dates and purchase prices of Reporting Person's acquisitions during October 2000 were as follows:

---------------------------------     ---------------------     ---------------------    ---------------------------
        Date of Purchase                 No. of Shares            Price Per Share             Aggregate Price
---------------------------------     ---------------------     ---------------------    ---------------------------
            10/12/00                         175,000                    $.05                     $8,750.00
            10/12/00                       1,029,600                    $.05                     51,480.00
            TOTALS:

Reporting Person has previously included the purchased shares in his required reports filed with the Commission as shares in which he had indirect beneficial ownership. No change in the total number of shares has occurred, only in the nature of ownership.

         Other than these acquisitions, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

         5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the 1,575,256 shares which he owns directly or the 3,933,752 shares of common stock issuable upon the conversion of 145,000 shares of Series A Preferred Stock and 2,773,752 warrants owned directly by him.

         5(e)     Not applicable.

                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   November 10, 2000
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Charles Holmes
                                        ----------------------------------------
                                                       (Signature)


                                           Charles Holmes, Reporting Person
                                        ----------------------------------------
                                                       (Name/Title)



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)